SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )

News Corporation
(Name of Issuer)

Class B Common Stock[1]
(Title of Class of Securities)

65249B208
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x /	Rule 13d-1(b)

/ /	Rule 13d-1(c)

/ /	Rule 13d-1(d)
_____________________________
[1]	The Reporting Person indirectly beneficially owns CHESS Depositary Interests (“CDIs”), listed on the Australian Stock Exchange. Each CDI represents one Class B Share.

CUSIP No. 98954L103
1	NAME OF REPORTING PERSONS

Perpetual Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
10,616,892

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
10,616,892
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,616,892[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.32%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
_________________________________
[2]	Represented by 10,616,892 CDIs. Each CDI represents one Class B Ordinary Share.

Item 1(a).	Name of Issuer:

News Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, NY 10036

Item 2(a).	Name of Person Filing:

Perpetual Limited (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Level 12
123 Pitt Street
Sydney, NSW 2000
Australia

Item 2(c).	Citizenship:

Perpetual Limited – Australia corporation

Item 2(d).	Title of Class of Securities:

Class B Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

65249B208

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	/x/	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

	(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.[3]

	(a)		Amount beneficially owned: 10,616,892 Shares deemed beneficially owned by Perpetual Limited.
	(b)		Percent of Class: 5.32%
	(c)		Number of shares as to which Perpetual Limited has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 10,616,892.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 10,616,892.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Please See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

[3]	Represented by CHESS Depositary Interests (“CDIs”), listed on the Australian Stock Exchange. Each CDI represents one Class B Share.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2015

Perpetual Limited

By:	/s/	Joanne Hawkins
	Name:	Joanne Hawkins
	Title:	Secretary

Exhibit A

The following is a list of each subsidiary of Perpetual Limited, the parent holding company, that beneficially owns the issuer’s common stock (through CDIs listed on the Australian Stock Exchange):

Perpetual Investment Management Limited
Perpetual Trustee Company Limited
The Trust Company (RE Services) Limited

Each subsidiary’s Item 3 classification is a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). The type of non-U.S. institution is investment adviser subject to regulation by the Australian Securities and Investments Commission.

Exhibit A